

July 25, 2023

Kevin Berryman
Chief Financial Officer
JACOBS SOLUTIONS INC.
1999 Bryan Street Suite 1200
Dallas, Texas 75201

> **Re: JACOBS SOLUTIONS INC.**
> **Form 10-K for the year ended September 30, 2022**
> **Filed on November 21, 2022**
> **Form 8-K filed on February 7, 2023**
> **File No. 001-07463**

Dear Kevin Berryman:

We have reviewed your June 23, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 2, 2023 letter.

Form 8-K filed on February 7, 2023

Reconciliation of Income Tax Expense from Continuing Operations to Adjusted Income Tax Expense from Continuing Operations, page 14

1.   Your response to our comment number 1 states that you view the non-GAAP tax rate as an appropriate and meaningful supplemental measure that provides investors a complete perspective of an annual tax rate. Please clarify this statement as Adjusted Income Tax Expense from Continuing Operations appears to equal or approximate your statutory tax rate, but based on the disclosure in your Form 10-K for the year ended September 30, 2022, your effective tax rate in recent years has differed from the statutory tax rate.

2.   In response to our comment number 1, you explain that applying the anticipated annual

tax rate to each quarterly period provides investors with important information that allows investors to assess trends in your underlying business performance when discrete tax events may otherwise significantly impact your quarterly performance. Please clarify this statement as it appears that discrete tax events could similarly impact an annual period. Also, as Adjusted Income Tax Expense from Continuing Operations relates to an interim period, tell us how you considered Question 102.11 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures which states that non-GAAP performance measures should include current and deferred income tax expense commensurate with the non-GAAP measure of profitability.

You may contact Ameen Hamady at 202-551-3891 or in his absence at Shannon Menjivar at 202-551-3856 if you any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction